UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

HOME POINT CAPITAL INC.

(Name of Subject Company)

HEISMAN MERGER SUB, INC.

(Offeror)

MR. COOPER GROUP INC.

(Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.0000000072 per share

(Title of Class of Securities)

43734L 106

(CUSIP Number of Class of Securities)

Carlos M. Pelayo, Esq.

Mr. Cooper Group Inc.

Executive Vice President and Chief Legal Officer

8950 Cypress Waters Blvd

Coppell, TX 75019

(469) 549-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

David E. Shapiro, Esq.

Mark F. Veblen, Esq.

Jenna E. Levine, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the U.S. Securities and Exchange Commission on May 26, 2023, by Heisman Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Mr. Cooper Group Inc., a Delaware corporation (“Mr. Cooper”), and Mr. Cooper. The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.0000000072 per share (“Shares”), of Home Point Capital Inc., a Delaware corporation, for $2.33 per Share, net to the seller in cash, without interest thereon and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 26, 2023 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

Items 1 through 9 and 11 of the Schedule TO, to the extent such Items 1 through 9 and Item 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“At 5:00 p.m. Eastern Time on July 31, 2023, the Offer expired. Purchaser was advised by Equiniti Trust Company, in its capacity as depository for the Offer, that, as of the expiration of the Offer, a total of 136,532,192 Shares were validly tendered and not validly withdrawn in accordance with the terms of the Offer, representing approximately 98.5% of the Shares outstanding as of the expiration of the Offer.

As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition, as defined in the Offer to Purchase, and all other conditions to the Offer were satisfied or waived. Purchaser has accepted for payment all of the Shares validly tendered and not validly withdrawn pursuant to the Offer.

Following the acceptance of the Shares validly tendered pursuant to the Offer, Mr. Cooper completed its acquisition of Home Point pursuant to the terms of the Merger Agreement by consummating the Merger without the affirmative vote of Home Point’s stockholders, pursuant to Section 251(h) of the DGCL. At the Effective Time, Purchaser was merged with and into Home Point, the separate existence of Purchaser ceased, and Home Point continued as the Surviving Corporation and a wholly owned subsidiary of Mr. Cooper. Each Share outstanding immediately prior to the Effective Time (other than any Shares held by Home Point, Mr. Cooper or any of their respective direct or indirect wholly owned subsidiaries or by any person who is entitled to, and has properly exercised and perfected their demand for, statutory appraisal of his or her Shares) was canceled and converted into the right to receive $2.33, net to the seller in cash, without interest, subject to any required withholding taxes.

As a result of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Global Select Market. Mr. Cooper intends to take steps to cause the termination of the registration of the Shares under the Exchange Act and to suspend all of Home Point’s reporting obligations under the Exchange Act as promptly as practicable.

On August 1, 2023, Mr. Cooper issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(1)(J) hereto and is incorporated herein by reference.”

Item 1.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(1)(J)	Press Release issued by Mr. Cooper Group Inc. on August 1, 2023.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2023

HEISMAN MERGER SUB, INC.

By:	/s/ Kurt Johnson
Name:	Kurt Johnson
Title:	President and Treasurer

MR. COOPER GROUP INC.

By:	/s/ Kurt Johnson
Name:	Kurt Johnson
Title:	Executive Vice President, Chief Financial Officer